# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cytosorbents Corp, CIK 0001175151
CUSIP: 23283X206
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 305 COLLEGE ROAD EAST, 305 COLLEGE ROAD EAST, PRINCETON, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001033475-24-000004
Filed by CIK 0001033475

## Reporting persons
- AVENIR CORP: type of reporting person: investment adviser (IA); citizenship or place of organization: Virginia (VA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,093,946; sole dispositive power 0; shared dispositive power 3,093,946; aggregate amount beneficially owned 3,093,946 (5.7% of the class)
- Rooney James H: type of reporting person: individual (IN); citizenship or place of organization: Virginia (VA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,093,946; sole dispositive power 0; shared dispositive power 3,093,946; aggregate amount beneficially owned 3,093,946 (5.7% of the class)

## Item 1. Issuer
Name of issuer: Cytosorbents Corp
Address of issuer's principal executive offices: 305 COLLEGE ROAD EAST, 305 COLLEGE ROAD EAST, PRINCETON, NEW JERSEY, 08540.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G ("Schedule") is being filed on behalf of Avenir
Corporation ("Avenir"), a Virginia corporation, and James H.
Rooney (Mr. Rooney along with Avenir are "Reporting Persons").

Avenir is an investment adviser registered under the Investment Advisers Act of
1940, as amended ("Advisers Act").

Mr. Rooney is the portfolio manager and a shareholder of Avenir.
Address of principal business office or, if none, residence:
277 South Washington St.
Suite 350
Alexandria, VA 22314
Citizenship: State of Virginia, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3,093,946
Percent of class: 5.66%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,093,946
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,093,946

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
EXHIBIT A

## Signatures
- AVENIR CORP: James H. Rooney, President (02/14/2025)
- Rooney James H: James H. Rooney, President (02/14/2025)